Exhibit 99.2

Notice of Consent Solicitation Dated March 1, 2010

SPECTRUM BRANDS, INC.

12% SENIOR SUBORDINATED TOGGLE NOTES DUE 2019   (CUSIP No. 84762LAE5)

        The Consent Solicitation, as defined below, will expire at 5:00 p.m., New York City time, on March 9, 2010, or such later time and date to which the Consent Solicitation is extended (such time and date, the "Expiration Time"). Consents may be revoked at any time prior to the "Consent Date," which is the earlier of (a) the Effective Date (as defined below) and (b) the Expiration Time. Spectrum Brands, Inc. intends to execute the Supplemental Indenture (as defined below), promptly following receipt of the Requisite Consents (as defined below). The date on which the Supplemental Indenture is executed is referred to as the "Effective Date."

        Spectrum Brands, Inc., a Delaware corporation (the "*Company*"), is furnishing this Notice of Consent Solicitation (as the same may be amended or supplemented from time to time, the "*Notice*") and the accompanying form of consent (the "*Consent Form*" and, together with the Notice and other documents related to the Consent Solicitation, as defined below, the "*Consent Documents*") to the holders of record (each, a "*Holder*" and, collectively, the "*Holders*") at 5:00 p.m., New York City time, on February 26, 2010 (the "*Record Date*") of its outstanding 12% Senior Subordinated Toggle Notes Due 2019 (the "*Notes*"), in connection with the solicitation (the "*Consent Solicitation*") of consents (the "*Consents*") to amendments to certain definitions and covenants in the Indenture, dated as of August 28, 2009, by and among the Company, each of the guarantors party thereto and U.S. Bank National Association, as trustee, pursuant to which the Notes were issued (as amended and supplemented, the "*Indenture*"). All capitalized terms used herein but not defined in this Notice have the meaning ascribed to them in the Indenture.

        In the event that certain conditions described below are satisfied or waived, including the receipt of the Requisite Consents, the Company will pay to the Holders of outstanding Notes who delivered valid and unrevoked Consents prior to the Expiration Time a cash payment equal to $20 per $1,000 principal amount of Notes for which Consents have been delivered by such Holder (the "*Consent Fee*"). **Holders of Notes for which no Consent is delivered will not receive a Consent Fee, even though the Proposed Amendments (as defined below), if approved, will bind all Holders and their transferees.**

        The purpose of the Consent Solicitation is to amend the Indenture in connection with the Agreement and Plan of Merger, dated as of February 9, 2010, by and among SB/RH Holdings, Inc. ("*Parent*"), Battery Merger Corp., Grill Merger Corp., Spectrum Brands, Inc. and Russell Hobbs, Inc. ("*Russell Hobbs*"), as amended from time to time (the "*Merger Agreement*"), to accommodate the formation of Parent, a new holding company for the Company's and Russell Hobbs' combined business and to provide more accommodative debt incurrence covenants in light of the combined business. **Adoption of the Proposed Amendments is not a condition to the consummation of the transactions contemplated by the Merger Agreement**. Specifically, the Company is seeking to make the following amendments to the Indenture (the "*Proposed Amendments*"):

        (a) amend the definition of "Change of Control" in Section 1.01 of the Indenture to exclude the Harbinger Parties and their Affiliates (each as defined in the Supplemental Indenture) from clauses (c) and (e) thereof;

        (b) amend the definition of "Continuing Directors" in Section 1.01 of the Indenture to change "Issue Date" in clause (a) thereof to "Merger Closing Date";

        (c) amend the definition of "Credit Facilities" in Section 1.01 of the Indenture to expressly include indebtedness consisting of notes or bonds;

        (d) amend Section 4.07(b)(vii) of the Indenture (which permits the Company to repurchase Equity Interests (as defined in the Indenture) held by any employee, former employee, director or former director of the Company) to allow the Company to make payments to Parent in connection with the repurchase, redemption or other acquisition or retirement for value of any Equity Interests (as defined in the Indenture) of Parent or the Company held by any employee, former employee, director or former director of the Company (or any of its Restricted

Subsidiaries (as defined in the Indenture)) or any permitted transferee of any of the foregoing pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement;

(e) amend Section 4.07(b) of the Indenture to allow the Company to make payments to Parent to allow Parent to pay (i) Parent's administrative expenses and corporate overhead, franchise fees, public company costs (including Securities and Exchange Commission ("*SEC*") and auditing fees) and customary director fees in an aggregate amount not to exceed $5 million in any calendar year, (ii) premiums and deductibles in respect of directors and officers insurance policies, and (iii) income taxes attributable to the Company and its Subsidiaries;

(f) amend Section 4.09(b)(i) of the Indenture to increase the amount of indebtedness permitted thereunder to $1.85 billion;

(g) amend Section 4.09(b)(viii) of the Indenture to increase the amount of indebtedness permitted thereunder to $100 million; and

(h) amend Section 4.11(b) of the Indenture to exclude the transactions contemplated by the Merger Agreement from the definition of "Affiliate Transactions" (as defined in the Indenture).

The Consents of the Holders of at least a majority in principal amount of the outstanding Notes (the "*Requisite Consents*") are required pursuant to the terms of the Indenture for the Supplemental Indenture (as defined below) to be approved and binding on the Holders or any subsequent holder of the Notes.

Only Holders of the Notes as of the close of business on the Record Date, as reflected in the records of the Trustee, are eligible to consent to the Proposed Amendments. The Company will accept all properly completed, executed and dated Consents received by the Tabulation Agent (as defined below) prior to the Expiration Time.

In the Consent Solicitation, the Company is seeking Consents to all of the Proposed Amendments to the Indenture as a single proposal. Accordingly, any Consent purporting to consent only to some of the Proposed Amendments shall constitute the Holder's approval of all of the Proposed Amendments. Provided the Company receives the Requisite Consents, the Proposed Amendments will be effected by a Supplemental Indenture (the "*Supplemental Indenture*"), substantially in the form attached hereto as Appendix A. Promptly following receipt of the Requisite Consents, the Company intends to execute the Supplemental Indenture containing the Proposed Amendments. If the Consent Solicitation is terminated or withdrawn, the Company's obligations under the Indenture will remain in effect in their present form.

Regardless of the outcome of the Consent Solicitation, the Notes will continue to be outstanding and will continue to bear interest as provided in the Indenture. The Proposed Amendments will not alter the Company's obligation to pay the principal of or interest on the Notes or alter the stated interest rate, maturity date or redemption provisions of the Notes.

The Company has appointed U.S. Bank National Association as tabulation agent (the "*Tabulation Agent*") for Consents with respect to the Consent Solicitation and Global Bondholder Services Corporation as information agent (the "*Information Agent*") with respect to the Consent Solicitation. The Company has also retained Credit Suisse Securities (USA) LLC ("*Credit Suisse*") as the exclusive solicitation agent (the "*Solicitation Agent*") with respect to the Consent Solicitation.

Neither the Company, the Trustee nor the Information Agent makes any recommendation as to whether or not Holders should deliver Consents in response to the Consent Solicitation.

The Solicitation Agent for the Consent Solicitation is:



IMPORTANT INFORMATION

Any Holder desiring to consent to the Proposed Amendments should complete and sign the Consent Form (or a facsimile thereof) in accordance with the instructions set forth in the Consent Documents and mail or deliver such manually signed Consent (or such manually signed facsimile thereof) and any other documents required by the Consent Documents to the Tabulation Agent at the address set forth on the back cover of this Notice. Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to deliver Consents with respect to the Notes so registered and instruct the nominee to deliver Consents on the beneficial owner's behalf. See "*Procedures for Delivering Consents*."

The Depositary Trust Company participants (the "*DTC Participants*") that hold the Notes on behalf of beneficial owners of the Notes through the Depositary Trust Company ("*DTC*") are authorized to consent to the Proposed Amendments as if they were Holders. To effect a Consent, DTC Participants should follow the procedures set forth in "*Procedures for Delivering Consents*." Holders delivering Consents will not be obligated to pay fees, commissions or other expenses of the Tabulation Agent.

Requests for additional copies of the Consent Documents and questions and requests for assistance relating to the Consent Documents may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Notice. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee to obtain additional copies of the Consent Documents.

This Notice does not constitute a solicitation of Consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable federal securities or blue sky laws. The delivery of this Notice shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its affiliates since the date hereof.

No person has been authorized to give any information or to make any representation not contained in this Notice, or incorporated by reference into this Notice, and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Trustee.

This Notice has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in the Consent Documents. Any representation to the contrary is unlawful.

The Consent Solicitation is made subject to the terms and conditions set forth in the Consent Documents. No Consent will be deemed to have been accepted unless and until such conditions have been satisfied or waived. See "*Principal Terms of the Consent Solicitation – Conditions to the Consent Solicitation.*" The Consent Documents contain important information which should be read carefully before any decision is made with respect to the Consent Solicitation.

AVAILABLE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports and other information (including the documents incorporated by reference into this Notice) may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The Company's filings with the SEC are also available at the Internet site http://www.sec.gov maintained by the SEC. Except as indicated below, information on this website is not and should not be considered part of this Notice and is not incorporated by reference into this Notice.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Company with the SEC are incorporated into this Notice by reference:

- Annual Report on Form 10-K for the fiscal year ended September 30, 2009;

- Quarterly Report on Form 10-Q for the quarter ended January 3, 2010; and

- Current Reports on Form 8-K dated February 9, 2010, February 10, 2010, February 12, 2010 and February 26, 2010.

All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the expiration or termination of the Consent Solicitation shall be deemed to be incorporated by reference into this Notice and to be a part hereof. Any statement contained in this Notice or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Notice to the extent that a statement contained herein or in any other subsequently filed document, which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes any such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Notice.

The Information Agent will provide without charge to each Holder to whom this Notice is delivered, upon the written or verbal request of such Holder, a copy of any and all documents incorporated by reference into this Notice, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Notice.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Notice, the reports incorporated by reference herein and statements made from time to time by the Company and its representatives include forward-looking statements. All statements, other than statements of historical facts, regarding our business strategy, future operations, financial condition, estimated revenues, projected costs, projected synergies, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. When used herein, the words "anticipate," "intend," "plan," "estimate," "believe," "expect," "project," "could," "will," "should," "may" and similar expressions are also intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date hereof. Actual results may differ materially as a result of (1) the Company's ability to manage and otherwise comply with its covenants with respect to its outstanding indebtedness, which will remain significant following the Mergers (as defined below), (2) the Company's ability to identify, develop and retain key employees, (3) risks that changes and developments in external competitive market factors, such as introduction of new product features or technological developments, development of new competitors or competitive brands or competitive promotional activity or spending, (4) changes in consumer demand for the various types of products the Company offers, (5) unfavorable developments in the global credit markets, (6) the impact of overall economic conditions on consumer spending, (7) fluctuations in commodities prices, the costs or availability of raw materials or terms and conditions available from suppliers, (8) changes in the general economic conditions in countries and regions where the Company does business, such as stock market prices, interest rates, currency exchange rates, inflation and consumer spending, (9) the Company's ability to successfully implement manufacturing, distribution and other cost efficiencies and to continue to benefit from its cost-cutting initiatives, (10) unfavorable weather conditions and various other risks and uncertainties, including those discussed herein and those set forth in the Company's securities filings, including the most recently filed Annual Report on Form 10-K or Quarterly Reports on Form 10-Q. The Company also cautions the reader that its estimates of trends, market share, retail consumption of its products and reasons for changes in such consumption are based solely on limited data available to the Company and management's reasonable assumptions about market conditions, and consequently may be inaccurate, or may not reflect significant segments of the retail market.

In addition, the following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements:

- the failure of the Company's stockholders to approve this transaction;

- the risk that the businesses will not be integrated successfully;

- the risk that synergies will not be realized;

- the risk that required consents will not be obtained;

- the risk that the combined company following this transaction will not realize on its financing strategy;

- litigation in respect of either company or this transaction; and

- disruption from this transaction making it more difficult to maintain certain strategic relationships.

The Company also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date hereof or to reflect actual outcomes.

THE COMPANY

Proposed Merger with Russell Hobbs

On February 9, 2010, the Company entered into the Merger Agreement with Russell Hobbs, Parent, Battery Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent, and Grill Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent. Under the Merger Agreement, (i) Battery Merger Corp. will merge with and into the Company, with the Company as the surviving corporation (the "*Battery Merger*"), and (ii) Grill Merger Corp. will merge with and into Russell Hobbs, with Russell Hobbs as the surviving corporation (such merger, together with the Battery Merger, the "*Mergers*"). Parent is a newly formed holding company.

The Harbinger Parties currently own 100% of the outstanding common and preferred stock of Russell Hobbs (the "*RH Stock*") and approximately 40% of the common stock of the Company (the "*Company Common Stock*"). The Board of Directors of the Company approved the Merger Agreement and the Mergers based on the unanimous recommendation of a special committee of independent directors (the "*Special Committee*").

Upon the closing of the Mergers, stockholders of the Company will receive one share of the common stock of Parent ("*Parent Common Stock*") for each share they hold in the Company. The RH Stock will convert into Parent Common Stock based on a $675 million enterprise value of Russell Hobbs, subject to various adjustments set forth in the Merger Agreement, and a $31.50 per share valuation of Company Common Stock. Furthermore, as part of the transaction, the Harbinger Parties have agreed to convert approximately $158 million aggregate principal amount of their existing Russell Hobbs' term debt into Parent Common Stock at a price of $31.50 per share, which is included in the $675 million enterprise value of Russell Hobbs. As a result of the Mergers, the stockholders of the Company (other than the Harbinger Parties) are expected to own approximately 36.3% of Parent, and the Harbinger Parties are expected to own approximately 63.7% of Parent.

Commitments for approximately $1.8 billion in financing have been obtained to refinance the Company's existing senior debt and a portion of Russell Hobbs' existing senior debt through a combination of new term loans, new senior notes and a new $300 million ABL revolving facility.

Consummation of the Mergers, which is currently anticipated to occur by the end of the third or fourth quarter of the Company's fiscal year ended September 30, 2010, is subject to certain conditions, including, among others, closing of the new financing, adoption of the Merger Agreement by holders of a majority of the Company Common Stock not owned by the Harbinger Parties, required regulatory approvals, and other customary closing conditions. Consummation of the Mergers and the related transactions is not subject to the Proposed Amendments; however, in the absence of the Proposed Amendments, consummation of the Battery Merger would constitute a "Change of Control" under the Indenture. It is anticipated that the Parent Common Stock and the Company Common Stock will be listed on the NYSE or other national securities exchange, and in the case of the Company Common Stock, such listing is to occur prior to the record date for the Company's stockholders to vote on the Battery Merger. If the Company Common Stock is not so listed prior to such record date, then the parties have agreed to restructure the manner of combining the Company and Russell Hobbs so that the Company acquires Russell Hobbs by means of a merger of a subsidiary of the Company into Russell Hobbs.

Adoption of the Proposed Amendments is not a condition to the consummation of the transactions contemplated by the Merger Agreement.

The combination of the Company and Russell Hobbs, if completed, will create a new global consumer products company with an estimated $3 billion in annual revenues, a strong balance sheet, and a diverse portfolio of market-leading brands, including Remington, Rayovac, VARTA, Hot Shot, Cutter, Repel, Spectracide, Black & Decker, George Foreman, Russell Hobbs, LitterMaid, Toastmaster, Tetra, 8 in 1 and Dingo.

Set forth below is an organizational chart indicating the proposed corporate structure of the combined Company and Russell Hobbs.

Post-Closing Structure


SB/RH
Holdings, Inc.
Common stock to be listed on NYSE, NASDAQ or another national securities exchange
Intermediate
Holdco, LLC (1)
Spectrum Brands,
Inc.
New $300 million ABL facility
New $750 million term loan
New $750 million senior notes
Existing $218 million senior subordinated notes
Other
subsidiaries (2)
Russell Hobbs,
Inc. and
subsidiaries (2)

(1) Guarantor under new ABL facility, new term loans and new senior notes.

(2) Domestic subsidiaries are guarantors under the new ABL facility, new term loans, new senior notes and existing senior subordinated notes.

If the transaction is consummated, the combined company, operating under the Spectrum Brands name, will continue to be managed by the Company's current senior management team, with the addition of Terry Polistina, current CEO of Russell Hobbs, to lead a fourth reporting segment made up of the existing Russell Hobbs' portfolio of home appliance brands. The Company's current reporting segments, Global Batteries and Personal Care, Global Pet Supplies and Home and Garden, each of which reported positive adjusted EBITDA results for fiscal 2009, will remain autonomous and continue their focus on achieving profitable growth under their current management structures. Including Russell Hobbs' $800 million in annual revenues, the combined company is expected to deliver approximately $3 billion in annual revenues with $430 million to $440 million of adjusted EBITDA in fiscal 2010. Anticipated synergies, primarily related to administrative and supply chain functions, of $25 million to $30 million should be realized over the 24 months following the closing of the Mergers.

The transaction is expected to meaningfully improve the combined companies' leverage ratio, calculated as total debt for the Company less cash divided by adjusted EBITDA, which stood at 4.7 times at the end of its first quarter ended January 3, 2010. Following the refinancing of the Company's secured term debt and ABL facility, the new combined company is expected to have a leverage ratio of approximately 3.8 times forecasted adjusted EBITDA for fiscal 2010. A new $300 million ABL facility, which will be available for working capital needs, is expected to provide additional liquidity when compared to the current facility. In addition, the refinancing of the Company's secured term debt and ABL facility will extend their maturities from 2012 to 2016 and beyond.

The following table describes the anticipated sources and uses of funds in connection with the Mergers and related financing transactions, assuming that the Proposed Amendments are approved. Sources of funds and actual amounts may vary.

Anticipated Sources and Uses of Funds
(Dollars in millions)

Sources	Amount	Uses	Amount
New ABL facility ($300 million capacity)	$ 24	Refinancing of existing debt:	
New term loan	750	Spectrum ABL Revolving Credit Facility	$ 27
New senior notes...	750	Spectrum Term Loan B (U.S. Dollar)	970
		Spectrum Term Loan (Euro)	364
		Spectrum Supplemental Loan..............................	45
		Russell Hobbs North American ABL Facility......	26
		Russell Hobbs European Credit Facility..............	13
		Estimated Transaction Expenses (including OID)	80
Total Sources...	**$ 1,524**	**Total Uses ....**	**$ 1,524**

The following tables sets forth the capitalization of the Company as of January 3, 2010 and of Russell Hobbs as of December 31, 2009 and of the combined company as adjusted as of January 3, 2010 for the Mergers, assuming that the Proposed Amendments are approved. Certain other financial data and ratios for the same periods are also presented.

Information regarding the combined company is based on the results of operations of the Company added to the results of operations of Russell Hobbs without pro forma adjustment. We have not yet prepared pro forma financial information on the combined company and any pro forma adjustments to the financial information shown below could be material.

Capitalization

	Spectrum Brands Historical 1/3/2010	Russell Hobbs Historical 12/31/2009	Transaction Adjustments	Combined Company As Adjusted 1/3/2010
		(unaudited) *(Dollars in millions)*		
Cash and cash equivalents	$ 63	$ 24	$ –	$ 87
New Indebtedness:				
New ABL facility ($300 million capacity)	–	–	24	24
New term loan..	–	–	750	750
New senior notes..	–	–	750	750
Spectrum Brands Historical Indebtedness:				
ABL Revolving Credit Facility..................................	27	–	(27)	–
Term Loan B (U.S. Dollar).......................................	970	–	(970)	–
Term Loan (Euro)..	364	–	(364)	–
Supplemental Loan	45	–	(45)	–
The Notes...	218	–	–	218
Capitalized Lease Obligations and Other...................	31	–	–	31
Russell Hobbs Historical Indebtedness:				
Australia / NZ ABL Revolver....................................	–	–	–	–
North American ABL Facility	–	26	(26)	–
European Credit Facility..	–	13	(13)	–
Harbinger Term Loan[1]	–	158	(158)	–
Total Indebtedness	$ 1,655	$ 197	$ (78)	$ 1,773

_____
(1) Term loan held by Harbinger will be equitized as part of the transaction.

Other Financial Data and Ratios	Spectrum Brands Twelve Months Ended 1/3/2010	Russell Hobbs Twelve Months Ended 12/31/2009	Combined Company As Adjusted Twelve Months Ended 1/3/2010
		(unaudited) *(Dollars in millions)*	
Net income (loss) (5)	$ 996	$ (17)	$ 979
Adjusted EBITDA(1)(2)(3)(5)	338	97	434
Ratio of Total indebtedness to Adjusted EBITDA(1)(2)	4.9x	2.0x	4.1x
Ratio of Net indebtedness to Adjusted EBITDA(1)(2)(4)	4.7x	1.8x	3.9x

(1) The following table reconciles Adjusted EBITDA of the Company to Net income:

	Twelve Months Ended 1/3/10
	(unaudited) *(Dollars in millions)*
Net income	$ 996
Loss from discontinued operations, net of tax	23
Income tax expense	81
Interest expense	187
Restructuring and related charges	31
Reorganization items income, net	(1,135)
Accelerated depreciation(a)	(2)
Intangibles impairment	34
Fresh-start inventory write-off	51
Other fresh-start(b)	2
Brazilian IPI Credit / Other	(5)
Adjusted EBIT	262
Depreciation and amortization	75
Adjusted EBITDA	$ 338

(a) Adjustment reflects accelerated depreciation associated with our Global Cost Reduction Initiatives. This amount is included within restructuring and related charges. This adjustment negates the impact of reflecting the expense twice.

(b) Adjustment reflects losses of certain hedges due to the adoption of Fresh-Start reporting coupled with straight-line lease accrual true-ups.

(2) The following table reconciles Adjusted EBITDA of Russell Hobbs to Net Income:

	Twelve Months Ended 12/31/09
	(unaudited) *(Dollars in millions)*
Preliminary net loss	$ (17)
Loss from discontinued operations	13
Income tax expense	18
Interest expense	45
Foreign currency loss	4
Patent infringement litigation expenses	3
Acquisition related expenses	2
Higher cost inventory (commodities and fuel)	14
Inventory close outs (discontinued items)	4
Purchase accounting reversals	(4)
Argentina miscellaneous income	(1)
Water products segment operating losses	2
Adjusted EBIT	83
Depreciation and amortization	14
Adjusted EBITDA	$ 97

See note (5) below for further information regarding Russell Hobbs' preliminary valuation of intangible assets.

(3) As adjusted Net Income and Adjusted EBITDA for the combined company information is calculated as the sum of Net Income and Adjusted EBITDA, respectively, of the Company and Russell Hobbs, and does not include the pro forma adjustments required by Article 11 of Regulation S-X.

(4) Net debt represents total debt minus cash and cash equivalents.

(5) The annual fair value assessment of certain of Russell Hobbs' intangible assets as of December 31, 2009 as required by GAAP has not yet been completed as of the date hereof. Russell Hobbs will determine the estimated fair value of these intangible assets and should the estimated fair value be less than the carrying value of the asset being evaluated, a non-cash impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. When the valuation is completed, it could result in an adjustment to the identifiable intangible assets, which adjustment could be material. Any such adjustments would not affect adjusted EBITDA.

PROPOSED AMENDMENTS TO THE INDENTURE

The Company is soliciting the Consents of the Holders of the Notes to the Proposed Amendments and to the execution and delivery by the Company of the Supplemental Indenture which will effect the Proposed Amendments. A copy of the form of the Supplemental Indenture is provided as Appendix A to this Notice. All statements herein regarding the substance of any provision of the Proposed Amendments, the Supplemental Indenture and the Indenture are qualified in their entirety by reference to the Supplemental Indenture and the Indenture. Copies of the Indenture are available upon request from the Information Agent at the address and telephone number set forth on the back cover of this Notice. We urge you to read the text of the Supplemental Indenture in its entirety.

Generally, the Proposed Amendments modify certain definitions and covenants contained in the Indenture in connection with and to permit the Company to consummate the transactions contemplated by the Merger Agreement. See "*Certain Significant Considerations*" for a discussion of certain factors that should be considered in evaluating the consequences of the adoption of the Proposed Amendments. **Adoption of the Proposed Amendments is not a condition to the consummation of the transactions contemplated by the Merger Agreement.**

The Proposed Amendments set forth below reflect additions in **bolded double underline** and deletions in ~~strikethrough~~.

Amendments to Definitions

If the Proposed Amendments are enacted, the definition of "Change of Control" in Section 1.01 of the Indenture will be amended as follows:

> "Change of Control" means the occurrence of any of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act); (b) the adoption of a plan relating to the liquidation or dissolution of the Company; (c) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) **other than the Harbinger Parties and their Affiliates** becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company; (d) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or (e) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (ii) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the ultimate Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person; **provided that the Harbinger Parties and their Affiliates shall not be considered a "person" or "group" for purposes of clause (e)**.

If the Proposed Amendments are enacted, the definition of "Continuing Directors" in Section 1.01 of the Indenture will be amended as follows:

> "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (a) was a member of such Board of Directors on the ~~Issue~~ **Merger Closing** Date or (b) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

If the Proposed Amendments are enacted, the definition of "Credit Facilities" in Section 1.01 of the Indenture will be amended as follows:

"Credit Facilities" means **(a)** one or more debt facilities (including, without limitation, the Credit Agreement and the Exit Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time**; and (b) Indebtedness evidenced by bonds, notes, debentures or similar instruments**.

If the Proposed Amendments are enacted, the following new definitions will be inserted alphabetically into Section 1.01 of the Indenture:

"Battery Merger" means the merger of Battery Merger Corp. with and into the Company, pursuant to the Merger Agreement, or the merger of a newly-formed Subsidiary of the Company with and into Russell Hobbs, Inc., pursuant to Section 6.20 of the Merger Agreement.

"Harbinger Parties" means Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.

"Merger Agreement" means the Agreement and Plan of Merger, dated as of February 9, 2010, by and among Parent, Battery Merger Corp., Grill Merger Corp., Spectrum Brands, Inc. and Russell Hobbs, Inc., as amended from time to time.

"Merger Closing Date" means the date on which the closing of the mergers contemplated by the Merger Agreement occurs.

"Parent" means SB/RH Holdings, Inc.

Amendments to Covenants

If the Proposed Amendments are enacted, Section 4.07(b) of the Indenture will be amended as follows:

(b) So long as no Default has occurred and is continuing or would be caused thereby, the preceding clauses of this Section 4.07 shall not prohibit:

(i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with this Indenture;

(ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company or any Guarantor in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (C)(2) of Section 4.07(a);

(iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(v) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (C)(2) of Section 4.07(a);

(vi) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company **or Parent** held by any employee, former employee, director or former director of the Company (or any of its Restricted Subsidiaries) **or Parent** or any permitted transferee of any of the foregoing pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement**, and any payment by the Company to Parent to enable Parent to make such payments**; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year shall not exceed the sum of (x) $5.0 million and (y) the amount of Restricted Payments permitted but not made pursuant to this clause (vii) in the immediately preceding fiscal year;

(viii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary of the Company from the minority stockholders (or other holders of minority interest, however designated) of such Restricted Subsidiary for fair market value; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $20.0 million; ~~or~~

(ix) the payment, repurchase, redemption, defeasance or other acquisition or retirement for value of any subordinated Indebtedness required in accordance with provisions applicable thereto similar to those described under Sections 4.10 and 4.14 hereof; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value~~.~~**; or**

(x) payments made to Parent (i) to allow Parent to pay Parent's administrative expenses and corporate overhead, franchise fees, public company costs (including SEC and auditing fees) and customary director fees in an aggregate amount not to exceed $5 million in any calendar year; (ii) to allow Parent to pay premiums and deductibles in respect of directors and officers insurance policies obtained from third-party insurers and (iii) to allow Parent to pay income taxes attributable to the Company and its Subsidiaries in an amount not to exceed the amount of such taxes that would be payable by the Company and its Subsidiaries on a stand-alone basis (if the Company were a corporation and parent of a consolidated group including its Subsidiaries); provided that any payments pursuant to this clause (iii) in any period not otherwise deducted in calculating Consolidated Net Income shall be deducted in calculating Consolidated Net Income for such period (and shall be deemed to be a provision for taxes for purposes of calculating Consolidated Cash Flow for such period).

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued pursuant to this Section 4.07 shall be determined by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.07 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture."

If the Proposed Amendments are enacted, Section 4.09(b) of the Indenture will be amended as follows:

(b) So long as no Default shall have occurred and be continuing or would be caused thereby, Section 4.09(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(i) the incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness under Credit Facilities (and the incurrence of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (i) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed ~~$1.6 billion~~ **$1.85 billion**, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to Section 4.10;

(ii) the incurrence of Existing Indebtedness;

(iii) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (including any Additional Notes) and the related Note Guarantees;

(iv) the incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (iv), not to exceed, at any time outstanding, the greater of (a) $50.0 million and (b) 10% of Consolidated Net Tangible Assets of the Company;

(v) the incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.09(a) or clauses (ii), (iii), (iv), (v), or (viii) of this Section 4.09(b);

(vi) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(x) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(y) Indebtedness owed to the Company or any Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Guarantor; and

(z) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

(vii) the Guarantee by the Company or any Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.09;

(viii) the incurrence by the Company or any Restricted Subsidiary of the Company of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (viii), not to exceed ~~$50.0 million~~ **$100 million**; and

(ix) the incurrence of Indebtedness by the Company or, any Restricted Subsidiary of the Company arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of incurrence.

If the Proposed Amendments are enacted, Section 4.11(b) of the Indenture will be amended as follows:

(b) The following items shall not be deemed to be Affiliate Transactions and, therefore, shall not be subject to Section 4.11(a):

(i) transactions between or among the Company and/or its Restricted Subsidiaries;

(ii) payment of reasonable and customary fees and compensation to, and reasonable and customary indemnification arrangements and similar payments on behalf of, directors of the Company;

(iii) Restricted Payments that are permitted by this Indenture;

(iv) any sale of Capital Stock (other than Disqualified Stock) of the Company;

(v) loans and advances to officers and employees of the Company or any of its Restricted Subsidiaries for bona fide business purposes in the ordinary course of business consistent with past practice;

(vi) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries, with officers and employees of the Company or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of the Company or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business; ~~and~~

(vii) any agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or any replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement as in effect on the Issue Date, as determined in good faith by the Company's Board of Directors, and any transactions contemplated by any of the foregoing agreements or arrangements~~.~~**; and**

(viii) the Battery Merger, the Merger Agreement and the related transactions, contracts and agreements contemplated by the Merger Agreement, including (without limitation) the Registration Rights Agreement and the Stockholder Agreement referred to therein.

In the Consent Solicitation, the Company is seeking Consents to all of the Proposed Amendments to the Indenture as a single proposal. Accordingly, any Consent purporting to consent only to some of the Proposed Amendments shall constitute the Holder's approval of all of the Proposed Amendments. Upon the receipt of the Requisite Consents with respect to the Proposed Amendments and the execution of the Supplemental Indenture, the Notes will be subject to the terms of the Indenture as modified by the Supplemental Indenture. If the Consent Solicitation is terminated, the Proposed Amendments will have no effect on the Notes or the Holders.

CERTAIN SIGNIFICANT CONSIDERATIONS

The following considerations, in addition to the other information described elsewhere in this Notice, should be carefully considered by each Holder before deciding whether to consent to the Proposed Amendments. **Adoption of the Proposed Amendments is not a condition to the consummation of the transactions contemplated by the Merger Agreement.**

If the Proposed Amendments become effective, the definition of "Credit Facilities" in Section 1.01 of the Indenture and certain covenants in Section 4.09 of the Indenture will be amended to allow the Company to incur more debt than it is permitted to incur under the covenants contained in Section 4.09 of the Indenture as of the date hereof.

Certain covenants in Section 4.07(b) will be amended to permit certain payments to be made by the Company to Parent which are currently not expressly permitted by Section 4.07(b) of the Indenture.

Certain covenants in Section 4.11(b) will be amended to exclude the transactions contemplated by the Merger Agreement from the definition of "Affiliate Transactions" (as defined in the Indenture). As a result, such transactions will not be subject to Section 4.11(a) of the Indenture.

The definition of "Change of Control" in Section 1.01 of the Indenture will be amended to exclude the Harbinger Parties and their Affiliates from clauses (c) and (e) thereof, which permits subsequent increases in ownership by the Harbinger Parties and their Affiliates of Parent and Company stock without causing a Change of Control under the Indenture.

There can be no assurance that the liquidity, market value and price volatility of the Notes will not be adversely affected by the consummation of the Consent Solicitation.

See "*Proposed Amendments to the Indenture*" for a detailed description of the Proposed Amendments.

In the absence of the Proposed Amendments, the Battery Merger would constitute a "Change of Control" under the Indenture.

PRINCIPAL TERMS OF THE CONSENT SOLICITATION

This section summarizes the terms of the Consent Solicitation. While the Company believes that this description covers the material terms of the Consent Solicitation, this summary may not contain all the information that is important to the Holders of the Notes. You should read carefully the entire Notice and other documents the Company refers to or incorporates by reference into the Notice for a more complete understanding of the Consent Solicitation.

General

The Company is seeking Consents to all of the Proposed Amendments to the Indenture as a single proposal. Accordingly, any Consent purporting to consent to only some of the Proposed Amendments shall constitute the Holder's approval of all of the Proposed Amendments. Promptly following receipt of the Requisite Consents, the Company intends to execute the Supplemental Indenture containing the Proposed Amendments. The Supplemental Indenture will become effective with respect to the Notes only upon satisfaction, or waiver by the Company, of the Conditions (as defined below). See "– *Conditions to the Consent Solicitation*" below.

Holders who deliver their properly completed, executed and dated Consents to the Tabulation Agent prior to the Expiration Time shall be deemed to have validly consented to the Proposed Amendments. The Company will be deemed to have accepted the Consents with respect to the Notes if, as and when the Company executes the Supplemental Indenture. If the Requisite Consents are received, and the other Conditions are satisfied or waived, the Company will pay (directly or through an agent) to each Holder who consents by delivering the relevant properly executed and completed Consent Form to the Tabulation Agent prior to the Expiration Time, and does not revoke such Consent prior to the Consent Date, the Consent Fee as promptly as practicable after such satisfaction or waiver of the other Conditions.

Holders who do not deliver their Consents prior to the Expiration Time shall be bound by the Proposed Amendments upon the execution of the Supplemental Indenture by the Company and the Trustee. If the Consent Solicitation is terminated or withdrawn, the Indenture will remain in effect in its present form.

Consent Fee

In the event that the Conditions described below, including receipt by the Tabulation Agent prior to the Expiration Time of the Requisite Consents, which have not been duly revoked, are satisfied or waived, the Company will pay a Consent Fee to each Holder who delivers a valid unrevoked Consent to the Proposed Amendments prior to the Expiration Time. The Consent Fee will be a cash payment of $20 per $1,000 principal amount of Notes as to which such valid and unrevoked Consent is delivered. All other Holders will not be entitled to receive any Consent Fee, but will be bound by the Proposed Amendments. Payment of the Consent Fee will be made to the Tabulation Agent within one business day after the occurrence of both the Effective Date and satisfaction or waiver of the Conditions for delivery to the Holders.

For a discussion of the material United States federal tax consequences that may result from the Consent Solicitation, see "*United States Federal Income Tax Considerations*."

Requisite Consents

Under Section 9.02 of the Indenture, the consents of the Holders of at least a majority in the principal amount of the outstanding Notes are required to adopt the Proposed Amendments to the Indenture. Under the terms of the Indenture, in determining whether the Requisite Consents have been received, Notes owned by any affiliate of the Company will be considered as though not outstanding. If the Requisite Consents are received, the terms of the Indenture would permit and direct the Trustee to execute the Supplemental Indenture, and the Supplemental Indenture will become operative upon the consummation of the Mergers.

Record Date

The Company has established the close of business on February 26, 2010 as the Record Date.

Conditions to the Consent Solicitation

Our obligation to accept valid and unrevoked Consents in respect of the Notes and to pay the Consent Fee in respect of such Consents is conditioned upon satisfaction, or waiver by the Company, of the following conditions: (1) receipt by the Tabulation Agent prior to the Expiration Time of valid and unrevoked Requisite Consents from Holders of the Notes, (2) the execution by the Company and the Trustee of a Supplemental Indenture embodying the Proposed Amendments and (3) the absence of any law or regulation which would, and the absence of any injunction or action or other proceeding (pending or threatened) which (in the case of any action or proceeding if adversely determined) would, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or the payment of the Consent Fee or that would question the legality or validity thereof (collectively, the "*Conditions*").

If the Conditions specified in the preceding sentence are not satisfied or waived (to the extent permitted by applicable law) prior to the Expiration Time, or such later date as the Company may specify, the Company may, in its sole discretion and without giving any notice, allow the Consent Solicitation to lapse, or extend the solicitation period and continue soliciting Consents in the Consent Solicitation. Notwithstanding the foregoing, no Consent shall be valid for more than 180 days after the Record Date. Subject to applicable law, the Consent Solicitation may be abandoned or terminated for any reason at any time, in which case any Consents received will be voided and no Consent Fee will be paid to any Holders. The condition specified in clause (3) above is for the benefit of the Company and may be waived or extended in our sole discretion.

Expiration; Extension; Amendment; Termination

The Consent Solicitation expires at 5:00 p.m., New York City time, on March 9, 2010. The Company expressly reserves the right to extend the Expiration Time at any time for such period(s) as it may determine, in its sole discretion, from time to time by giving written notice to the Tabulation Agent and DTC no later than 9:00 a.m., New York City time, on the next Business Day after the previously announced Expiration Time.

The Company expressly reserves the right, at any time prior to the Expiration Time, to: (i) amend any of the terms of the Consent Solicitation in any manner it deems necessary or advisable in its sole discretion or (ii) terminate the Consent Solicitation.

The Consent Solicitation may also be terminated after the Expiration Time and prior to the effectiveness of the Proposed Amendments in the Company's sole discretion, whether or not the Requisite Consents have been received.

If the Consent Solicitation, or any of the Consent Documents, are amended prior to the Expiration Time in a manner determined by the Company, in its sole discretion, to constitute a material change to the terms of the Consent Solicitation, the Company will promptly disseminate additional Consent Solicitation materials and, if necessary, extend the Expiration Time for a period deemed by the Company to be adequate to permit Holders to consider such amendments.

Any such extension, amendment or termination of the Consent Solicitation will be followed as promptly as practicable by a press release or written notice to the Holders.

Effective Date of the Supplemental Indenture

Provided the Requisite Consents are timely received, the Supplemental Indenture will become effective upon execution thereof, subject to payment of the Consent Fee, and will become operative upon the consummation of the Mergers. If the Supplemental Indenture becomes operative, Holders of the Notes will be bound thereby, regardless of whether or not they consented to the Proposed Amendments. The Company intends to execute the Supplemental Indenture promptly following receipt of the Requisite Consents.

PROCEDURES FOR DELIVERING CONSENTS

General

Each Holder who delivers a Consent to the Proposed Amendments in accordance with the procedures set forth in the Consent Documents is deemed to have validly consented to the Proposed Amendments.

To effectively consent to the Proposed Amendments and receive the Consent Fee, a properly completed Consent (or a facsimile thereof) duly executed by the Holder must be received by the Tabulation Agent at its address set forth on the back cover of this Notice prior to the Expiration Time. **Consents should be sent only to the Tabulation Agent and should *not* be sent to the Company.**

If the Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and the beneficial owner of the Notes wishes to consent to the Proposed Amendments, the beneficial owner must promptly contact and instruct such registered Holder to deliver a Consent to the Tabulation Agent on the beneficial owner's behalf. **The Tabulation Agent will *not* accept Consents delivered by beneficial owners directly to the Tabulation Agent.** Any beneficial owner of the Notes registered in the name of a DTC participant may direct the DTC participant through which such beneficial owner's Notes are held to execute a Consent Form on such beneficial owner's behalf and deliver the executed Consent to the Tabulation Agent.

The Company anticipates that DTC or its nominee will execute an omnibus proxy in favor of DTC Participants, holding the Notes, which will authorize each such DTC Participant to consent to the Proposed Amendments with respect to the principal amount of Notes shown as owned by such DTC Participant on the books of DTC on the Record Date. For purposes of the Consent Solicitation, the term "Holder" shall be deemed to include DTC Participants, and DTC has authorized participants to execute Consents as if they were Holders of record. **The Tabulation Agent will accept and record only a properly executed Consent from those parties listed as a Holder in the omnibus proxy received by the Tabulation Agent from DTC.** If DTC or its nominee has authorized a proxy to execute a Consent, then the Consent must be executed by the DTC Participant. A Consent in respect of any Notes not held by DTC or a DTC Participant must be executed in the name of the Holder.

Consents by the Holder(s) of the Notes should be executed in exactly the same manner as the name(s) of such registered Holder(s) appear(s) on the Notes. If the Notes to which a Consent relates are held by two or more joint Holders, all such Holders should sign the Consent. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent appropriate evidence of authority to execute the Consent. If a Consent is executed by a person other than the registered Holder, then it must be accompanied by a proxy duly executed by such Holder.

If a Consent relates to fewer than all the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the relevant Consent Form the aggregate dollar amount (in integral multiples of $1,000) of such Notes to which the Consent relates. Otherwise, the Consent will be deemed to relate to all such Notes.

The method of delivery of the Consent and any other required documents to the Tabulation Agent is at the election and risk of the Holder and, except as otherwise provided in the Consent, delivery will be deemed made only when the Consent or any other required document is actually received by the Tabulation Agent prior to the Expiration Time. If the delivery is by mail, it is suggested that the Holder use registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Time to permit delivery to the Tabulation Agent prior to such date.

In no event should a Holder deliver the Notes together with the Consent. Giving a Consent will not affect the Holder's right to sell or transfer the Notes.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any delivered Consent pursuant to any of the procedures described above shall be determined by the Company, in its sole discretion (which determination shall be final and binding). The Company reserves the absolute right to reject any or all deliveries of any Consent determined by it not to be in proper form or the acceptance of which would, in the Company's opinion, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any defect or irregularity as to any delivery of any Consent of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Consent Solicitation, including the instructions to the Consent, shall be final and binding. Any defect or irregularity in connection with deliveries of Consents must be cured within such time as the Company determines, unless waived by the Company. Deliveries of Consents shall not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. None of the Company, the Trustee, or any other person shall be under any duty to give notification to any Holder of any defects or irregularities in deliveries of Consents or shall incur any liability for failure to give any such notification.

REVOCATION OF CONSENTS

A Consent may be revoked by a Holder of the Notes if the Tabulation Agent receives the written notice of revocation of Consent (or a facsimile thereof) prior to the Consent Date. The notice of revocation of Consent must be signed by the Holder in the same manner as the Consent to which the notice of revocation of Consent relates. Notices of revocation of Consent must be sent to the Tabulation Agent at the address set forth on the back cover of this Notice in accordance with the procedures set forth in the Consent Documents.

If the Consent Solicitation, or any of the Consent Documents, are amended prior to the Effective Date in a manner determined by the Company, in its sole discretion, to constitute a material change to the terms of the Consent Solicitation, the Company shall promptly disseminate additional Consent Solicitation materials and, if necessary, extend the Expiration Time for a period deemed by the Company to be adequate to permit Holders to consider such amendments and revoke their Consents.

The Company reserves the right to contest the validity of any notice of revocation of Consent and all questions as to validity, including the time of receipt of any notice of revocation of Consent, will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Trustee, or any other person shall be under any duty to give notification to any Holder of any defects or irregularities with respect to any notice of revocation of Consent or shall incur any liability for failure to give any such notification.

A revocation of a Consent may be rescinded only by the execution and delivery of a new Consent prior to the Expiration Time. A Holder who delivered a notice of revocation of Consent may thereafter deliver a new Consent by following the procedures described in the Consent Documents at any time prior to the Expiration Time. See "*Procedures for Delivering Consents*."

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain of the U.S. federal income tax considerations of the Consent Solicitation and the receipt of the Consent Fee that may be relevant to a beneficial owner of the Notes. This discussion does not address state, local or foreign tax considerations, nor does it consider all aspects of federal income taxation which may be relevant to particular Holders in light of their individual investment circumstances or to certain types of Holders subject to special tax rules. For example, this discussion does not address the tax considerations relevant to beneficial owners of the Notes who are financial institutions, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, Holders that hold Notes as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or non-U.S. Holders (as defined below) that are U.S. expatriates, "controlled foreign corporations," or "passive foreign investment companies." In addition, this discussion generally does not address any U.S. federal income tax consequences to a non-U.S. Holder that (A) is engaged in a U.S. trade or business, (B) is a non-resident alien who is present in the United States for 183 or more days during the taxable year, or (C) is a corporation that operates through a U.S. branch. Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax considerations of the Consent Solicitation and receipt of the Consent Fee. This discussion assumes that Holders have held their Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "*Code*").

This summary is based upon the provisions of the Code, Treasury regulations promulgated under the Code ("*Treasury Regulations*"), administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences significantly different from those set forth below.

Holders should be aware that, due to the factual nature of the inquiry and the absence of relevant legal authorities, there is some uncertainty under current U.S. federal income tax law as to the appropriate tax consequences of the adoption of the Proposed Amendments and/or the receipt of the Consent Fee. No statutory, administrative or judicial authority directly addresses the treatment of the adoption of the Proposed Amedments and/or the receipt of the Consent Fee for U.S. federal income tax purposes. The Company has not sought any ruling from the Internal Revenue Service (the "*IRS*") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. As a result, this summary is not binding on the IRS or the courts, and no assurance can be given that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a court if so challenged.

As used in this summary, a "U.S. Holder" means any beneficial owner of the Notes that is (i) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of the Notes, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of the Notes should consult their own tax advisors as to the federal income, state and local, and non-U.S. tax consequences of the receipt of the Consent Fee. A "non-U.S. Holder" is a beneficial owner of Notes that is not a U.S. Holder and that is an individual, corporation (or other entity taxable as a corporation created under non-U.S. law), estate or trust.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Holder. Holders should consult their own tax advisors regarding the U.S. federal income, state and local, and non-U.S. tax consequences of the Consent Solicitation, the Proposed Amendments and the receipt of the Consent Fee.

IRS CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS NOTICE IS NOT INTENDED OR WRITTEN BY US TO BE USED OR RELIED UPON, AND CANNOT BE USED OR RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. HOLDERS

Consent Fee. There is no authority directly addressing the U.S. federal income tax treatment of the Consent Fee (or payments similar to the Consent Fee). However, the Company intends to treat the Consent Fee as separate consideration paid to consenting beneficial owners of the Notes for their consent to the Proposed Amedments. Assuming such treatment, a U.S. Holder will recognize ordinary income equal to the amount of the Consent Fee received at the time the Consent Fee is received or accrued in accordance with the U.S. Holder's method of tax accounting. Each U.S. Holder should consult its own tax advisor as to possible alternative treatments of the Consent Fee.

Modification of the Notes. The U.S. federal income tax consequences to a U.S. Holder of the adoption of the Proposed Amedments and/or the receipt of the Consent Fee will depend in part upon whether the Proposed Amedments and/or the receipt of the Consent Fee results in a "significant modification" of the Notes and thus a deemed exchange of the Notes for new Notes with respect to which gain (but not loss) may be recognized. Under the applicable Treasury Regulations, the modification of a debt instrument is a "significant modification" if, based on all the facts and circumstances (and, subject to certain exceptions, taking into account all modifications of the debt instrument collectively), the legal rights or obligations that are altered and the degree to which they are altered are "economically significant." A modification of a debt instrument that is not a significant modification does not result in a deemed exchange.

The applicable Treasury Regulations also provide that a change in the yield of a debt instrument is a significant modification if the yield of the modified instrument (determined by taking into account any payments made by the issuer to the Holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified instrument. The change in the yield on the Notes resulting from the receipt of the Consent Fee by U.S. Holders is not expected to be sufficient to cause a significant modification of the Notes under the Treasury Regulations.

The Company intends to take the position that neither the adoption of the Proposed Amendments, the receipt of the Consent Fee, nor a combination of the two result in a significant modification, and therefore, (i) a U.S. Holder of Notes will not recognize any gain or loss with respect to a deemed exchange of the Notes as a result of the adoption of the Proposed Amendments, the receipt of the Consent Fee, or a combination of both and (ii) any such U.S. Holder will continue to have the same tax basis, holding period and accrued market discount (if any) with respect to the Notes as such Holder had immediately prior to the adoption of the Proposed Amendments.

U.S. Holders are encouraged to consult their tax advisors regarding the risk that adoption of the Proposed Amendments, the receipt of the Consent Fee, or a combination of both constitutes a significant modification for U.S. federal income tax purposes, the tax consequences to them if there were to be a deemed exchange, and the tax consequences of holding the Notes after the adoption of the Proposed Amendments.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to the payment of the Consent Fee. U.S. federal income tax law also imposes "backup withholding" unless a U.S. Holder has provided its correct taxpayer identification number ("*TIN*") which, in the case of a U.S. Holder who is an individual, is his or her social security number, and certain other information, and certified that it is not subject to backup withholding by completing an IRS Form W-9 or a Substitute Form W-9 or otherwise establishes a basis for

exemption from backup withholding. Certain U.S. Holders (including corporations) are not subject to these backup withholding and information reporting requirements, provided that they properly demonstrate their eligibility for exemption.

If a U.S. Holder has not provided its correct TIN and certain other information or otherwise established an adequate basis for exemption, the U.S. Holder may be subject to a penalty imposed by the IRS, and the Consent Fee paid to the U.S. Holder will be subject to backup withholding at a rate of 28%. Backup withholding is not an additional federal income tax. If any backup withholding results in an overpayment of taxes, a refund or credit may be obtained from the IRS by filing the appropriate claim for refund with the IRS provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

Consent Fee. Under current U.S. federal income tax law, there is uncertainty regarding whether the Consent Fee would constitute separate consideration for consenting to the Proposed Amendments, and whether the receipt of the Consent Fee by a non-U.S. Holder, if so treated, is subject to U.S. federal withholding tax. Accordingly, the Company intends to withhold tax from the Consent Fee paid to a non-U.S. Holder at a rate of 30% unless (i) the non-U.S. Holder is engaged in the conduct of a trade or business in the United States to which the receipt of the Consent Fee is effectively connected and provides a properly executed IRS Form W-8ECI or (ii) an applicable tax treaty eliminates or reduces the applicable withholding tax and the non-U.S. Holder provides a properly executed IRS Form W-8BEN (claiming exemption or reduction under the applicable treaty). If such withholding results in an overpayment of taxes, a refund or credit may be obtainable, provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their tax advisors with respect to the treatment of the Consent Fee, and the application of U.S. federal income tax withholding, including eligibility for a withholding tax exemption and refund procedures.

Modification of the Notes. Non-U.S. Holders will generally not be subject to U.S. federal income tax, regardless of whether the adoption of the Proposed Amendments and/or the receipt of the Consent Fee results in a deemed exchange of Notes for new Notes. Non-U.S. Holders are encouraged to consult their tax advisors regarding the risk that adoption of the Proposed Amendments, the receipt of the Consent Fee, or a combination of both constitutes a significant modification for U.S. federal income tax purposes, the tax consequences to them if there were to be a deemed exchange, and the tax consequences of holding the Notes after the adoption of the Proposed Amendments.

Information Reporting and Backup Withholding. Backup withholding may apply to the Consent Fee paid to a non-U.S. Holder unless the Company withholds tax on the Consent Fee as described above or such non-U.S. Holder otherwise establishes an exemption. In addition, the Company, to the extent required, will report to a non-U.S. Holder and the IRS the amount of any Consent Fee paid to such non-U.S. Holder.

TABULATION AGENT AND INFORMATION AGENT

U.S. Bank National Association has been appointed as Tabulation Agent for the Consent Solicitation to receive, tabulate and verify Consents. All Consents and correspondence sent to the Tabulation Agent should be directed to the address set forth on the back cover of this Notice. The Company has agreed to indemnify the Tabulation Agent for certain liabilities, including liabilities under the federal securities laws. U.S. Bank National Association has agreed to facilitate the Consent Solicitation in its capacity as Tabulation Agent; however, it is not passing upon the merits or accuracy of the information contained in the Consent Solicitation in its capacity as either Tabulation Agent or Trustee.

Global Bondholder Services Corporation will act as Information Agent with respect to the Consent Solicitation. Requests for additional copies of and questions relating to the Consent Documents, the Indenture and the documents incorporated by reference into this Notice may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Notice. Holders of the Notes may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

In connection with the Consent Solicitation, directors, officers and regular employees of the Company (who will not be specifically compensated for such services) may solicit Consents by use of the mails, personally or by telephone, facsimile or other means.

The Company will pay the Tabulation Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their out-of-pocket expenses in connection therewith. The Company will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of this Notice and related documents to the beneficial owners of the Notes.

SOLICITATION AGENT

The Company has engaged Credit Suisse Securities (USA) LLC ("*Credit Suisse*") to act as the exclusive Solicitation Agent in connection with the Consent Solicitation. The Company will pay Credit Suisse reasonable and customary fees for its services as Solicitation Agent and will reimburse it for its reasonable out-of-pocket expenses in connection herewith. The Company has agreed to indemnify the Solicitation Agent against certain liabilities in connection with its services as Solicitation Agent. At any given time, the Solicitation Agent may trade the Notes or other debt securities of the Company for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the Notes or such other securities. All inquiries and correspondence addressed to the Solicitation Agent relating to the Consent Solicitation should be directed to the address or telephone number set forth on the back cover page of this Notice.

The Solicitation Agent assumes no responsibility for the accuracy or completeness of the information contained in this Notice or for any failure by the Company to disclose events that may affect the significance or accuracy of that information.

The Solicitation Agent has provided in the past and may continue to provide other investment banking and financial advisory services to the Company and its Affiliates and could receive customary compensation from the Company for such services. The Solicitation Agent is providing committed financing in connection with the Mergers.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Solicitation Agent, the Tabulation Agent and the Information Agent) in connection with the Consent Solicitation.

MISCELLANEOUS

The Company is not aware of any jurisdiction where the making of the Consent Solicitation is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of the Consent Solicitation would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Consent Solicitation. If, after such good faith effort, the Company cannot comply with any such applicable laws, the Consent Solicitation will not be made to (nor will Consents be accepted from or on behalf of) the Holders of the Notes residing or having a principal place of business in each such jurisdiction.

From time to time, the Company or its affiliates may engage in additional Consent Solicitations. Any future Consent Solicitations may be on the same terms or on terms that are more or less favorable to Holders of the Notes than the terms of the Consent Solicitation, as the Company may determine in its sole discretion.

SPECTRUM BRANDS, INC.

Each of the Guarantors PARTY HERETO

and

U.S. BANK NATIONAL ASSOCIATION, as Trustee

_____

SUPPLEMENTAL INDENTURE

Dated as of [_____], 2010

to

INDENTURE

Dated as of August 28, 2009

Between

SPECTRUM BRANDS, INC.

Each of the Guarantors PARTY THERETO

and

U.S. BANK NATIONAL ASSOCIATION, as Trustee

_____

12% Senior Subordinated Toggle Notes Due 2019

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of [____], 2010, between SPECTRUM BRANDS, INC., a Delaware corporation (the "Company"), the GUARANTORS listed on the signature page hereto (the "Guarantors") and U.S. BANK NATIONAL ASSOCIATION, a national banking association organized under the laws of the United States of America, as trustee (the "Trustee").

WITNESSETH:

WHEREAS, the Company and the Guarantors executed and delivered to the Trustee an Indenture dated as of August 28, 2009 (the "Indenture") by and among the Company, the Guarantors and the Trustee, pursuant to which the Company's 12% Senior Subordinated Toggle Notes Due 2019 (the "Notes") were issued;

WHEREAS, the Company has entered into the Agreement and Plan of Merger, dated February 9, 2010, by and among SB/RH Holdings, Inc., Battery Merger Corp., Grill Merger Corp., Spectrum Brands, Inc. and Russell Hobbs, Inc., as amended from time to time (the "Merger Agreement");

WHEREAS, the Company has solicited (the "Consent Solicitation") the Holders to direct the Trustee to execute and deliver an amendment to the Indenture to amend certain definitions in Article I and certain covenants in Article IV in connection with the Merger Agreement (the "Amendments");

WHEREAS, Section 9.02 of the Indenture provides that, subject to certain inapplicable exceptions, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes and the Note Guarantees with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (the "Requisite Consents");

WHEREAS, in connection with the Consent Solicitation, Holders that delivered and have not prior withdrawn a valid consent on a timely basis (the "Consenting Holders") are entitled to receive a consent fee (the "Consent Fee") with respect to the Notes in respect of which they have validly consented if the conditions to the Consent Solicitation are met;

WHEREAS, the Holders that have approved this Supplemental Indenture (as evidenced by their execution of a Consent Form) constitute Holders of at least a majority in aggregate principal amount of the Notes now outstanding and are willing to direct the Trustee to execute and deliver the Supplemental Indenture;

WHEREAS, consistent with the practice of the Depository Trust Company ("DTC"), DTC has authorized direct participants in DTC set forth in the position listing of DTC as of the date hereof to approve this Supplemental Indenture as if they were Holders of the Notes held of record in the name of DTC or the name of its nominee;

WHEREAS, the Trustee has been directed by the Holders of the requisite principal amount of Notes to execute and deliver the Supplemental Indenture in its capacity as Trustee;

WHEREAS, the execution and delivery of this Supplemental Indenture have been duly authorized by the Company and each Guarantor and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

WHEREAS, the Company has agreed to indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Supplemental Indenture, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith; and

NOW, THEREFORE, in consideration of the above premises, and for the purpose of memorializing the amendments to the Indenture consented to by the Holders, each party agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I

AMENDMENT OF INDENTURE

Section 1.1 <u>Amendment to Definitions</u>. Section 1.01 of the Indenture is hereby amended as follows:

(a) The definition of "Change of Control" is hereby amended as follows:

(i) Clause (c) of the provision contained therein is hereby amended and restated in its entirety as follows:

"(c) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than the Harbinger Parties and their Affiliates becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company;"

(ii) Clause (e) of the provision contained therein is hereby amended and restated in its entirety as follows:

"(e) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (ii) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the ultimate Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person; <u>provided</u> that the Harbinger Parties and their Affiliates shall not be considered a "person" or "group" for purposes of clause (e)."

(b) The definition of "Continuing Directors" is hereby amended to delete the words "Issue Date" contained in clause (a) of the provision contained therein and the words "Merger Closing Date" are hereby inserted in place of the deleted text.

(c) The definition of "Credit Facilities" is hereby amended and restated in its entirety as follows:

""<u>Credit Facilities</u>" means (a) one or more debt facilities (including, without limitation, the Credit Agreement and the Exit Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time; and (b) Indebtedness evidenced by bonds, notes, debentures or similar instruments."

(d)   The following new definitions are hereby inserted alphabetically into Section 1.01 of the Indenture:

""Battery Merger" means the merger of Battery Merger Corp. with and into the Company, pursuant to the Merger Agreement, or the merger of a newly-formed Subsidiary of the Company with and into Russell Hobbs, Inc., pursuant to Section 6.20 of the Merger Agreement."

""Harbinger Parties" means Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd."

""Merger Agreement" means the Agreement and Plan of Merger, dated as of February 9, 2010, by and among Parent, Battery Merger Corp., Grill Merger Corp., Spectrum Brands, Inc. and Russell Hobbs, Inc., as amended from time to time."

""Merger Closing Date" means the date on which the closing of the mergers contemplated by the Merger Agreement occurs."

""Parent" means SB/RH Holdings, Inc."

Section 1.2   Amendment to Covenants. Article IV of the Indenture is hereby amended as follows:

(a)   Section 4.07(b). The provision contained therein is hereby amended as follows:

(i)   Subsection (vii) therein is hereby amended and restated in its entirety as follows:

"(vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or Parent held by any employee, former employee, director or former director of the Company (or any of its Restricted Subsidiaries) or Parent or any permitted transferee of any of the foregoing pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement, and any payment by the Company to Parent to enable Parent to make such payments; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year shall not exceed the sum of (x) $5.0 million and (y) the amount of Restricted Payments permitted but not made pursuant to this clause (vii) in the immediately preceding fiscal year;"

(ii)   Subsection (viii) therein is hereby amended to delete the word "or" from the end thereof.

(iii)   Subsection (ix) therein is hereby amended to delete the "." at the end thereof and to insert "; or" in place of the deleted text.

(iv)   The following text is hereby inserted following subsection (ix) thereof:

"(x) payments made to Parent (i) to allow Parent to pay Parent's administrative expenses and corporate overhead, franchise fees, public company costs (including SEC and auditing fees) and customary director fees in an aggregate amount not to exceed $5 million in any calendar year; (ii) to allow Parent to pay premiums and deductibles in respect of directors and officers insurance policies obtained from third-party insurers and (iii) to allow Parent to pay income taxes attributable to the Company and its Subsidiaries in an amount not to exceed the amount of such taxes that would be payable by the Company and its Subsidiaries on a stand-alone basis (if the Company were a corporation and parent of a consolidated group including its Subsidiaries); provided that any payments pursuant to this clause (iii) in any period not otherwise deducted in calculating

Consolidated Net Income shall be deducted in calculating Consolidated Net Income for such period (and shall be deemed to be a provision for taxes for purposes of calculating Consolidated Cash Flow for such period)."

(b)   Section 4.09(b). The provision contained therein is hereby amended as follows:

(i)   Subsection (i) therein is hereby amended and restated in its entirety as follows:

"(i)   the incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness under Credit Facilities (and the incurrence of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (i) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $1.85 billion, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to Section 4.10;"

(ii)   Subsection (viii) therein is hereby amended and restated in its entirety as follows:

"(viii)   the incurrence by the Company or any Restricted Subsidiary of the Company of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (viii), not to exceed $100 million; and"

(c)   Section 4.11(b). The provision contained therein is hereby amended as follows:

(i)   Subsection (vi) therein is hereby amended to delete the word "and" from the end thereof.

(ii)   Subsection (vii) therein is hereby amended to delete the "." at the end thereof and to insert "; and" in place of the deleted text.

(iii)   The following text is hereby inserted following subsection (vii) thereof:

"(viii) the Battery Merger, the Merger Agreement and the related transactions, contracts and agreements contemplated by the Merger Agreement, including (without limitation) the Registration Rights Agreement and the Stockholder Agreement referred to therein."

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1   Effect of Supplemental Indenture.

Prior to the Supplemental Indenture becoming effective, the Company shall deliver to the Trustee an Officers' Certificate certifying that all conditions precedent provided for in the Indenture relating to the Supplemental Indenture have been satisfied. The Trustee may conclusively rely upon such certificate to establish that such Requisite Consents have been obtained. Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantors and the Trustee, the Indenture shall be modified in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes;

and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Notwithstanding the foregoing, the Amendments set forth herein will have no effect, and this Supplemental Indenture shall be null and void, if (a) the Consent Fee is not paid to the Consenting Holders in accordance with the terms and conditions of the Consent Solicitation and (b) the consummation of the Battery Merger has not occurred.

Section 2.2   Indenture Remains in Full Force and Effect.

Except as supplemented and amended hereby, all provisions in the Indenture shall remain in full force and effect.

Section 2.3   Indenture and Supplemental Indenture Construed Together.

This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 2.4   Confirmation of Indenture.

The Indenture, as supplemented and amended by this Supplemental Indenture, is in all respects confirmed and ratified.

Section 2.5   Conflict with Trust Indenture Act.

If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision hereof which is required to be included in this Supplemental Indenture by any of the provisions of the Trust Indenture Act of 1939, such required provision shall control.

Section 2.6   Separability.

In case any one or more of the provisions contained in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7   Successors and Assigns.

All agreements in this Supplemental Indenture shall be binding upon and inure to the benefit of the respective successors and assigns of the Company, the Guarantors and the Trustee.

Section 2.8   Certain Duties and Responsibilities of the Trustee.

In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided. The Trustee, for itself and its successor or successors, accepts the terms of the Indenture as amended by this Supplemental Indenture, and agrees to perform the same, but only upon the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture other than as to the validity of its execution and delivery by the Trustee.

Section 2.9 Governing Law.

THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY OTHER CONFLICTS OF LAW PROVISIONS.

Section 2.10 Counterparts.

This Supplemental Indenture may be executed in any number of counterparts by the parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written.

SPECTRUM BRANDS, INC.,
as Issuer

By:_____
    Name:
    Title:

SPECTRUM JUNGLE LABS CORPORATION
TETRA HOLDING (US), INC.
ROV HOLDING, INC.
ROVCAL, INC.
UNITED INDUSTRIES CORPORATION
SCHULTZ COMPANY
SPECTRUM NEPTUNE US HOLDCO CORPORATION
UNITED PET GROUP, INC.
DB ONLINE, LLC
collectively, as Guarantors

By:_____
    Name:
    Title:

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:_____
    Name:
    Title:

NOTICE OF CONSENT SOLICITATION

SPECTRUM BRANDS, INC.

Questions and requests for assistance or additional copies of the Consent Documents, the Indenture and the documents incorporated by reference into this Notice may be directed to the Information Agent at the following address:

Global Bondholder Services Corporation
65 Broadway – Suite 723
New York, New York 10006
Attention: Corporate Actions
Banks and Brokers call: (212) 430-3774
Toll free: (866) 873-6300

Holders should retain their Notes and not deliver any such Notes to the Tabulation Agent or the Information Agent. Duly executed Consents should be sent to the Tabulation Agent at the address provided below in accordance with the instructions set forth in the Consent Documents.

U.S. Bank National Association
60 Livingston Avenue, 2nd Floor
St. Paul, MN 55107
Attention: Specialized Finance Dept.
Phone: (651) 495-3520
Fax: (651) 495-8158

Questions and requests for assistance may be directed to the Solicitation Agent at the address and telephone number set forth below. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

The exclusive Solicitation Agent for the Consent Solicitation is:

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue, 5th Floor
New York, New York 10010
Attention: Ben Oren
Phone: (212) 538-1862
Fax: (212) 322-0455
Toll free: (800) 820-1653